August 21, 2014

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Room 5506, Stop 5-5

Washington, D.C.  20549

Attn:                    Mr. Edward P. Bartz

Division of Investment Management

Re:                             Post-Effective Amendment No. 48 for ICON Funds

Securities Act Registration No. 333-14927

Investment Company Act File No. 811-7883

Request for Accelerated and Expedited Review

Dear Mr. Bartz:

As we discussed earlier today, we are requesting, on behalf of the ICON Funds, an accelerated and expedited review of Post-Effective Amendment No. 48 to the ICON Funds registration statement on Form N-1A (“the PEA”) to be effective September 30, 2014 pursuant to Rule 485(a)(3).  As noted in our PEA transmittal letter to you dated July 15, 2014 (but filed today), the ICON Trust is filing this amendment to add a new fund to the ICON Trust: the ICON High Yield Bond Fund.

We believed the PEA had been filed successfully by the Merrill Corporation (“Merrill”), on July 15, 2014.  We received confirmation that a filing had been accepted by the Securities and Exchange Commission on July 15, but learned only this morning (first from you when we called to see if you were reviewing it; then from Merrill) that this “Test Filing” was not followed by a subsequent, valid submission from Merrill.  Rather, Merrill evidently continued to revise the PEA — making certain corrections to the “banner lines” in the proof — without ever filing the document.  I quickly telephoned Merrill and directed them to submit the PEA immediately, without changing the date — which Merrill did at approximately 10:30 this morning, ACCESSION NUMBER: 0001104659-14-062446.

As we said in our transmittal letter, the Registrant is aware of its obligations under the Securities Act of 1933 and acknowledges that:

•                                          The ICON Funds, not the Staff, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                                          Staff comments, or changes to disclosure by the ICON Funds in response to Staff comments, does not relieve the ICON Funds of our responsibility for disclosure; and

•                                          The ICON Funds may not assert Staff comments as an affirmative defense in any proceeding initiated by the Commission or any person under the U.S. Federal Securities Laws.

We recognize our request for an accelerated review places a hardship on the Staff and we are grateful for your even considering it.  In the meantime, if you have any questions, comments or desire further information, contact me, at (303) 328-9207, Stephen Abrams, at (303) 328-9271 or counsel to the Trust, Charles W. Lutter Jr. at (210) 496-5438.

Sincerely,

/s/ Donald Salcito

Donald Salcito, Esq., Secretary of the Trust